Celsius Holdings, Inc.
2424 North Federal Highway-Suite 208
Boca Raton, FL 33431

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: SiSi Cheng and Anne McConnell

Re: Celsius Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 29, 2024
File No. 001-34611

Dear Ms. Cheng and Ms. McConnell,

We respectfully submit this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”), received by a letter dated June 17, 2024, relating to the above-mentioned Annual Report on Form 10-K for the Year ended December 31, 2023 (the “Form 10-K”) and the Current Report on Form 8-K dated February 29, 2024 (the “Form 8-K”).

We appreciate the opportunity to address the Staff’s comments with respect to our Form 10-K and Form 8-K. The Staff’s comments have been reproduced below in italicized text. Our responses thereto are set forth immediately following the reproduced comment. In the responses below, references to the “Company”, “we”, “our”, and “us” refer to Celsius Holdings, Inc. Capitalized terms used in our responses below and not defined herein have the respective meanings given to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2023

Consolidated Financial Statements
13. Related Party Transactions, page F-22

1. We note your disclosures of transactions recognized in your financial statements related to Pepsi, a related party. Please revise your annual and quarterly financial statements in future filings to state amounts from related party transactions on the face of your balance sheets, statements of operations, and statements of cash flows as required by Rule 4-08(k) of Regulation S-X.

Response:

We acknowledge the importance of transparent disclosure of related party matters and respectfully advise the Staff that when preparing our financial statements, we reviewed and considered the applicability of Rule 4-08(k) of Regulation S-X, which provides that certain financial information with respect to related party transactions should be set forth on the face of the appropriate financial statements. Within the notes to our consolidated financial statements in the Form 10-K, we included related party information in note 13 to the consolidated financial statements, captioned “Related Party Transactions”. Therein, we identified transactions entered into with related parties and their respective impacts on our consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows. In addition, we have included specific disclosures associated with Pepsi in other sections, as applicable, such as in note 2 to the consolidated financial statements, captioned “Concentrations of Risk”. Consequently, we believe that we have provided transparent and clear disclosure of our related party transactions and their impact upon our consolidated financial position, results of operations and cash flows.

We believe that including more specific disclosure of our transactions with Pepsi (particularly specific dollar amounts) on the face of our financial statements would provide our competitors with critical, competitively sensitive information regarding our margins and the profitability of our relationship with Pepsi, which would result in competitive harm to the Company. We are concerned that our other customers and potential customers will use this information to our detriment in their negotiations with us, which would similarly result in competitive harm. Due to the commercially and competitively sensitive nature of information pertaining to our distributor relationship with Pepsi, we respectfully submit to the Staff that we believe that our current approach to related party disclosure is consistent with Rule 4-08(k), as well as with Section 552(b)(4) of the Freedom of Information Act, 5 U.S.C.A. § 552(b)(4) (1976) and the parallel Commission regulation, 17 C.F.R. § 200.80(b)(4) (1976), which exempt from public disclosure “trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential.”

In addition to the competitive harm that would result from such additional disclosures, the transactions with Pepsi disclosed in note 13 to the consolidated financial statements impact several financial statement line items. We believe that including additional lines items within the face of our financial statements regarding the impact of all related party transactions would not provide useful information to investors but would instead add undue complexity to our financial statements that may result in potential confusion to readers of our financial statements. Additionally, we believe that the need to then also revise prior period financial statements for comparability would be unduly burdensome in comparison to the benefits derived by the readers of our financial statements.

Also, while we acknowledge that the practices of other public companies in applying the U.S. Securities and Exchange Commission’s rules and regulations do not control the Staff’s position in any particular issue of interpretation, we believe that the practices of other public companies may be instructive and perhaps persuasive in our circumstances. As we determined the appropriate presentation of related party transactions in our financial statements, we reviewed recent public filings of other entities with similar business operations and revenues from related parties, noting that these reporting companies did not include related party information on the face of their respective financial statements but rather within the notes to the financial statements as we did in the Form 10-K. Monster Beverage Corporation (“Monster”) is one such example given the ownership interest in Monster by The Coca-Cola Company and given that many investors consider that relationship similar to our relationship with Pepsi. We strongly believe that the commercially sensitive nature of such information and harm to be caused by the disclosure thereof, as well as the potential for confusion by more complex financial statements and the burden imposed thereby are likely the reasons other public companies utilize a method of related party disclosures similar to ours.

2. We note your disclosures regarding the agreements you entered into with Pepsi during 2022. Please more fully explain the terms of the agreements and the basis for your accounting for the agreements. Please specifically address the following:

•Tell us the contractual terms of the agreements, including the existence and nature of potential renewal options.

Response:

We respectfully direct the Staff’s attention to note 4 to the consolidated financial statements “Revenue”, which details the Distribution Agreement with Pepsi, effective from August 1, 2022. As disclosed in such note, the Distribution Agreement provides the terms and conditions for us to sell our products to Pepsi and authorizes Pepsi to sell and distribute our existing and future beverage products in the defined territories within the United States. Additionally, the Distribution Agreement has provisions for termination without cause and without penalty by either party in the nineteenth year (2041), in the twenty-ninth year (2051), and at the end of every subsequent ten-year period thereafter by providing 12 months’ notice. While the Distribution Agreement does not explicitly outline traditional renewal terms, it is structured to allow for ongoing engagement without fixed end dates, subject to its termination provisions.

As further discussed in notes 4 and 13 to the consolidated financial statements, in conjunction with the Distribution Agreement, the Transition Agreement with Pepsi addressed the termination of previous distributor contracts, which contracts included standard industry termination penalties. Pepsi agreed to reimburse the Company up to $250 million for these termination expenses. Amounts received from Pepsi as reimbursement for termination expenses were measured at the amount of consideration received by the distributor and accounted for as a liability and classified as deferred revenue, which are recognized ratably over the twenty-year term of the Distribution Agreement as credits to revenue. The total termination costs for which Pepsi reimbursed us (net of unused proceeds returned to Pepsi) was approximately $193 million.

The Securities Purchase Agreement, which we entered into with Pepsi concurrently with the Distribution Agreement and the Transition Agreement, provided for Pepsi's acquisition of approximately 1.5 million shares of the Company’s Series A Convertible Preferred Stock (“Series A Shares”), convertible into common stock on specified terms. This agreement includes specific rights and restrictions, such as non-transferability clauses, the right for Pepsi to nominate a board member, and provisions detailing conditions under which the preferred stock could be redeemed or converted. These terms align the long-term interests of both parties and provide a framework for Pepsi's active participation in our corporate governance. As further discussed below, the Series A Shares are classified outside of permanent equity and presented in the mezzanine section of our balance sheet. The excess of the fair value over the issuance proceeds of the Series A Shares was recorded as a debit to Deferred Other Costs (which is an asset on the Company’s consolidated balance sheets). These Deferred Other Costs are being amortized ratably over the twenty-year term of the Distribution Agreement as a reduction (debit) to revenue.

•Explain any facts and circumstances under which the agreements can be terminated by either party, including the potential consequences in the event the agreements are terminated.

Response:

As outlined in note 4 to the consolidated financial statements and Part I, Item 1 “Business” of the Form 10-K, the Distribution Agreement with Pepsi allows for termination by either party without cause at the end of the nineteenth year (2041), the twenty-ninth year (2051), and at the end of every subsequent ten-year interval thereafter, by providing 12 months’ notice. Additionally, either party to the Distribution Agreement may terminate the agreement with “cause” (including by Pepsi if the Company undergoes a change of control involving a competitor). “Cause” includes customary terms, such as insolvency of the other party, cessation of material parts of the other party’s beverage business, and material breach of the Distribution Agreement. Also, the Company and Pepsi may terminate the Distribution Agreement in connection with the execution by the Company of a binding written agreement to consummate a change of control. Except for a termination by the Company with cause or a termination by Pepsi without cause, the Company is required to pay Pepsi certain compensation upon a termination as specified in the Distribution Agreement. The effect of these termination fees would likely be material to our financial statements and would be recorded as a selling, general and administrative expense upon termination of the Distribution Agreement.

As disclosed in note 2 to the consolidated financial statements “Concentrations of Credit Risk”, Pepsi accounted for 59.4% of our revenue for the year ended December 31, 2023 and 69.0% of our accounts receivable at December 31, 2023, illustrating the substantial dependence we have on this relationship for our sales and cash flow. The loss of this primary distributor would necessitate seeking new distribution channels or partnerships to replace the extensive network provided by Pepsi, which could disrupt our operations and potentially lead to a significant short-term decline in sales and operational efficiencies. As disclosed in Part I, Item 1A “Risk Factors” of the 10-K, we caution investors that “[w]e have extensive commercial arrangements with Pepsi and, as a result, significant disagreements with Pepsi or a termination of these arrangements could materially adversely impact our financial position and results of operations.” In addition, we discuss such risks in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to the Form 10-K, including, among other things, the fact that “[a]ny disruption in Pepsi’s operations, shifts in their strategic focus, reduction in service levels or support for our products, or changes in the terms of our partnership could directly impact our sales performance and revenue streams. This dependency also extends to accounts receivable, where a significant portion of our receivables is tied to Pepsi. Delays or defaults in these receivables could adversely affect our cash flow and financial planning.”

•Explain how product pricing and other material terms under the agreements are determined, including when and how often pricing terms are negotiated.

Response:

The Distribution Agreement with Pepsi provides specific guidelines and parameters around terms of the sales of our goods to Pepsi, as well as for sales to third parties. These terms include the prices Pepsi must pay Celsius for products that Pepsi resells to Pepsi’s customers (i.e., a distributor wholesale price) and the pricing principles for product sales to end customers. In addition, the agreement incorporates quarterly and annual reviews, as well as evaluation procedures associated with pricing parameters on a go-forward basis. The agreement is structured to ensure that we meet our strategic objectives of achieving efficient distribution of Celsius products and support Pepsi’s ability to execute its customer sales effectively at the retail level.

We and Pepsi review our relationship, including terms of the Distribution Agreement, periodically but at least quarterly. We develop an annual joint business plan projecting results that we hope to achieve in the coming year and engage in annual and quarterly business reviews to determine the performance of the relationship. Mechanisms exist for both the Company and Pepsi to evaluate adjusting pricing during the year, but at least once annually. In addition, our teams perform quarterly updates, and we work together as a part of the joint business planning process to formalize alignment on promotional calendars, incentive programs, promotional strategies and other activities to drive growth of our business.

The specific pricing models and information with respect to our agreement with Pepsi constitute commercially sensitive information that we customarily and actually treat as confidential. We further believe that this information is exempt from public disclosure under Section 552(b)(4) of the Freedom of Information Act, 5 U.S.C.A. § 552(b)(4) (1976), and the parallel Commission regulation, 17 C.F.R. § 200.80(b)(4) (1976), as “trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential.”

•Tell us the terms and conditions related to the amounts you received from Pepsi to reimburse you for the termination of former distribution agreements, including any provision that would require you to repay the amount in the event the agreements with Pepsi were terminated.

Response:

As disclosed in note 4 to the consolidated financial statements, under the Transition Agreement, Pepsi agreed to pay us up to $250 million to facilitate the transition of distribution rights to Pepsi from prior distributors, which the Distribution Agreement required that we terminate. Amounts received from Pepsi were contractually restricted to only be used to pay termination fees due to former distributors; any excess cash received over amounts due to other distributors was required to be refunded back to Pepsi. We refunded any excess amounts to Pepsi as of December 31, 2023. If the Distribution Agreement had been terminated prior to us terminating agreements with prior distributors, any unutilized portion of these funds would have been required to be refunded to Pepsi. Although there were specific provisions that would have required repayment of the termination costs, as of December 31, 2023, we no longer had, and do not currently have, any exposure to Pepsi with respect to any of these amounts, including in the event either party had terminated as of such date, or does terminate, any of our current agreements with Pepsi. Total net payments received from Pepsi for distributor termination costs amounted to $193 million, have been recorded as deferred revenue, and are being amortized ratably as a credit to revenue over the twenty-year term of the Distribution Agreement.

•Tell us how you determined the estimated fair value of the series A preferred stock you issued to Pepsi in 2022.

Response:

The Series A Shares are classified in mezzanine equity, see note 14 to the consolidated financial statements, “Mezzanine Equity”, and the valuation of the Series A Shares represents a non-recurring fair value measurement. We determined the fair value of the 1,466,666 Series A Shares issued to Pepsi on August 1, 2022 using a valuation model developed with the assistance of a third-party consultant engaged for this purpose. As disclosed in note 16 to the consolidated financial statements, “Fair Value Measurements”, we used a Monte Carlo simulation model to determine the fair value of the Series A Shares as of August 1, 2022. The Monte Carlo simulation utilized multiple input variables to determine the value of the Series A Shares, including:

◦A volatility rate of 45%, which was based on the trading performances of the Company’s and a certain peer group’s common stock;
◦A risk free interest rate of 2.69%, which was based on the US STRIPS Rate with a corresponding term as of the issuance date;
◦A dividend rate of 5.0%, which is consistent with the provisions of the Series A Shares and with the Company’s past payments made in cash;
◦The closing price of the Company’s common stock on the issuance date of $98.87 per share;
◦A debt discount rate of 12.5%, which was based on estimated credit analysis and corresponding market yields as of the issuance date; and
◦A discount for lack of marketability attributed to the unregistered nature of the underlying stock and the time required to register such stock. The Company applied a nominal discount for lack of marketability with respect to the unregistered nature of the underlying shares.

The model was specifically chosen for its ability to integrate critical assumptions that reflected both the Company’s strategic positioning and the broader market dynamics that would be in place following the effectiveness of our agreements with Pepsi.

•Explain how you determined the appropriate accounting for the series A preferred stock you issued, including why you issued the series A preferred stock at less than estimated fair value, what the asset you recorded for the excess fair value over the issuance proceeds actually represents, and why the series A preferred stock is recorded at an amount in excess of its redemption value.

Response:

The accounting for the Series A Shares was guided by FASB ASC Topic 505 Equity, FASB ASC Topic 815 Derivatives and Hedging, ASC Topic 480 Distinguishing Liabilities from Equity, and ASC 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities, among other applicable accounting standards to determine their appropriate classification and measurement. The Series A Shares are redeemable only upon the exercise of a holder or issuer redemption right (or a change in control). Accordingly, the redemption of Series A Preferred Stock is not unconditional and not considered to be mandatorily redeemable under ASC 480. Additionally, the Series A Shares settle on a fixed number of common shares (similar to equity), instead of on a fixed or determinable dollar amount (similar to debt). As a result, the Series A Shares were classified as temporary equity. Management also evaluated the economic characteristics of the terms and features (e.g., conversion and redemption rights, dividends, etc.) of the contract for debt-like attributes and concluded that the host is more akin to equity. Therefore, it was determined that embedded features, like those discussed in note 14 to the consolidated financial statements captioned “Mezzanine Equity”, are clearly and closely related and not required to be bifurcated, under ASC 815-15-25.

The excess of the Series A Shares’ fair value over the proceeds received by the Company ($282.5 million) was recorded as a deferred other cost, and is being amortized over the twenty-year term of the Distribution Agreement, which reflects our strategy to align the costs associated with the issuance directly with the benefits expected from the Distribution Agreement over its term. Since we expect the excess amount to be recovered through anticipated purchase orders issued by Pepsi, we concluded that the excess amount meets the definition of an asset under FASB Concepts Statement 6, defined as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events”.

The Series A Shares are redeemable in the event of a change in control as defined in the Certificate of Designation for the Series A Shares. ASC 480-10-S99-3A requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder, or (iii) upon the occurrence of an event that is not solely within the control of the issuer. Preferred securities that are mandatorily redeemable are required to be classified by the issuer as liabilities whereas under ASC 480-10-S99-3A, an issuer should classify a preferred security whose redemption is contingent on an event not entirely in control of the issuer as mezzanine (or temporary) equity. The Series A Shares are not “mandatorily redeemable,” and because a change in control is an event that is “not solely within the control of” the Company, we concluded that the Series A Shares should be classified as mezzanine equity in our consolidated balance sheets and statement of changes in stockholders’ equity and mezzanine equity, as of and for the years ended December 31, 2022 and 2023.

Upon initial recognition, the Series A Shares were measured at their fair value at issuance, net of issuance costs (the “initial carrying value”), without subsequent accretion. The Series A Shares are neither currently redeemable nor is it probable they will become redeemable in the future. Therefore, the Series A Shares were not required to be remeasured and have continued to be carried at the initial carrying value subsequent to the issuance of such shares. We continue to monitor the Series A Shares closely for any changes in conditions that might affect their accounting treatment and carrying value.

The Company evaluated the Security Purchase Agreement, Transition Agreement, Distribution Agreement, and other agreements executed with Pepsi on August 1, 2022, as one combined contract because the agreements were executed on the same day, with the same counterparty, and in contemplation of one another, and the contractual terms are defined and referenced across all of the agreements. These agreements are collectively referred to as the “Pepsi Arrangement” herein. Management concluded the Pepsi Arrangement was partially within the scope of each of ASC 606 Revenue from Contracts with Customers ("ASC 606”), ASC 505, Equity ("ASC 505”), and ASC 480, Distinguishing liabilities from equity ("ASC 480”). The Company first applied the measurement and classification criteria in ASC 505 and ASC 480 with respect to the Company’s issuance of the Series A Shares, as the substance of the issuance of the Series A Shares was determined to be a financing transaction.

After application of the measurement and classification principles in ASC 505 and ASC 480 to the Pepsi Arrangement, the Company accounted for the residual revenue elements of the Pepsi Arrangement under ASC 606. The revenue elements of the Pepsi Arrangement consisted of (i) $227.8 million in payments initially received from Pepsi under the Transition Agreement (or net payments of approximately $193 million after reimbursing Pepsi for unused proceeds) and (ii) a $282.5 million implicit payment made to Pepsi by Celsius, representing the excess fair value over issuance proceeds received for the Series A Shares.

The $282.5 million excess fair value over issuance proceeds of the Series A Shares represents an implicit upfront payment made to a customer. The Company concluded that this payment meets the definition of an asset and has been recorded as a current and non-current Deferred Other Cost in the Company’s consolidated balance sheet. The Company is amortizing this asset balance as a debit to revenue (contra-revenue) ratably over a twenty-year period consistent with the terms of the Distribution Agreement.

The issuance of the Series A Shares at a discount, and the related recording of an asset for the excess fair value over the issuance proceeds, represented our strategic decision to solidify and enhance our partnership with Pepsi. By aligning Pepsi’s interests with those of the Company through equity participation, we believe that we strengthened Pepsi’s commitment to our mutual goals, including distribution success and market penetration, and the issuance of the shares at a discount incentivized Pepsi for sustained collaboration. Additionally, the discount reflected a strategic exchange for access to Pepsi’s extensive resources, including its vast distribution network and established customer relationships, which represent substantial economic benefits that justified the discount. This was further designed to foster long-term value creation for our stockholders by positioning the Company for sustained growth and success in a competitive marketplace. We believe that the strategic benefits derived from the Pepsi Arrangement - enhanced partnership alignment, incentivized collaboration, and access to critical resources - outweigh the impact of the discount on the Series A Shares, supporting our objectives of long-term value creation.

Form 8-K filed February 29, 2024

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures

3. We note your calculation of Adjusted EBITDA excludes contract termination costs associated with certain former distributors to facilitate your migration to Pepsi’s system. We also note you received funds from Pepsi to reimburse you for these costs that you recorded as deferred revenue. Please explain to us why you believe it is appropriate to include a non-GAAP adjustment to exclude contract termination costs from Adjusted EBITDA but not exclude the impact of the related reimbursement from Pepsi. In your response, discuss your consideration of the guidance in Question 100.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

We respectfully acknowledge the Staff’s comment and confirm that we have considered the guidance contained in the Staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Non-GAAP Adjusted EBITDA amount adjusts for identified distributor termination fees within the reconciliations presented for the years ended December 2023 and 2022, as well as for the three months ended December 2023 and 2022. These specific termination fees were associated with several agreements that we entered into with Pepsi (i.e., the Pepsi Arrangement described in response to comment 2 above) that transformed our business and allowed us to enter into an arrangement with one of the preeminent supply and distribution businesses in the world. This transformation required that we terminate a majority of our then existing distribution system and, as a result, we deemed the Transition Agreement with Pepsi as well as the ensuing costs associated with this transformative event to be non-recurring and infrequent. As the termination fees associated with the Pepsi Arrangement represented material, short-term, non-recurring costs that we necessarily and immediately expensed in accordance with GAAP, we believe that it was appropriate to itemize and exclude these costs from Adjusted EBITDA and we believe this enhances investors’ understanding of our core operating performance.

With respect to the two items that we capitalized to the balance sheet (the deferred revenue recorded as both a short term and long term liability in the aggregate amount of $193.0 million, as well as deferred other costs recorded as both a short term and long term asset in the aggregate amount of $282.5 million), these items, when viewed on a quarterly or annual basis, represent small recurring amounts being amortized to revenue each quarter over the twenty-year term of the Distribution Agreement. The quarterly and annual amortization amounts of $1.1 million and $4.4 million, respectively, in the aggregate are immaterial and we therefore believe that reflecting adjustments for them in Adjusted EBITDA on a quarterly basis for twenty years would not be helpful to the readers of our financial statements. As required by GAAP, the deferred revenue is amortized as a credit to revenue while the deferred other costs are amortized as an offset (debit) to revenue, in each case over the twenty-year life of the Distribution Agreement. On a net basis, these entries result in a GAAP entry that reduces revenue by approximately $1.1 million per quarter or approximately $4.4 million per year. If we included the net amortization of each of these on a quarterly basis, then we would have a $1.1 million dollar add-back (increase to Non-GAAP Adjusted EBITDA) for twenty years to include in the schedule each quarter. As these items are immaterial in nature, and recur on a quarterly basis for twenty years, we believe that including these amortized amounts in our Adjusted EBITDA, while favorably impacting the result, would not be helpful to an investor’s understanding of our operating performance.

We appreciate the SEC’s ongoing commitment to promoting transparent financial reporting practices and the opportunity to address your comments. If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 561-289-2088.

Sincerely,

Celsius Holdings, Inc.
/s/ Jarrod Langhans

Jarrod Langhans
Chief Financial Officer

Cc: Drew M. Altman, Esq., Greenberg Traurig, P.A